Exhibit 8.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities

Subsidiary	Place of Incorporation
Zhihu Technology (HK) Limited	Hong Kong
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC
Shanghai Biban Network Technology Co., Ltd.	PRC